Exhibit 99.1

No. 7/10

IAMGOLD FORM 40-F FILED ON EDGAR

Toronto, Ontario, March 31, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today that a Form 40-F report has been filed with the U.S. Securities and Exchange Commission, consisting of 2009 annual audited financial statements, management discussion and analysis and the annual information form.  These filings are available through EDGAR at www.sec.gov.

The annual information form was also filed with the appropriate Canadian regulatory bodies.  This and the previously filed 2009 annual audited financial statements and management discussion and analysis filings are available through the Canadian securities regulatory authorities at www.sedar.com.

Canadian and U.S. regulatory filings are also available on the Company’s website at www.iamgold.com.  Hard copies of the audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: 416 360 4743 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.